Exhibit 12.1
ADC Telecommunications
Computation of Ratio of Earnings to Fixed Charges
(in millions)

						Pro Forma
						Ratio
						Fiscal
						Year
	Fiscal Year Ended October 31					Ended
						October 31,
	2007	2006	2005	2004	2003	2007(1)

Earnings
Income (loss) before income taxes	$116.6	$57.6	$106.0	$33.6	$(74.1)	$118.9

ADD
+ Income or loss from equity investees	(0.1)	(0.5)	—	—	—	(0.1)
+ Fixed Charges	19.8	18.6	13.5	13.1	6.6	35.1

Total Earnings	$136.3	$75.7	$119.5	$46.7	$(67.5)	$153.9

Fixed Charges
Interest Expensed	$14.8	$14.3	$9.7	$7.2	$3.0	$28.8
Amortized premiums, discounts & capitalized expenses related to indebtedness	1.1	1.5	1.5	1.6	0.6	2.8
Interest Within Rental Expense	3.5	2.8	2.3	4.3	3.0	3.5

Total Fixed Charges	$19.8	$18.6	$13.5	$13.1	$6.6	$35.1

Ratio of Earnings to Fixed Charges	6.9	4.1	8.9	3.6	—	4.4
Deficiency of Earnings to Fixed Charges					74.1

(1)	For purposes of computing the pro forma ratio for the fiscal year ended October 31, 2007, income (loss) before income taxes was reduced and fixed charges were increased to give effect to the offering of the notes (assuming no exercise of the underwriters’ over-allotment option) and the use of $200 million of the net proceeds as described in the prospectus.